Exhibit (a)(1)(F)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

OFFER TO EXERCISE

WARRANTS TO PURCHASE COMMON STOCK

PAVMED INC.

JANUARY 11, 2018

THE OFFER TO EXERCISE (AND ASSOCIATED WITHDRAWAL RIGHTS) WILL EXPIRE AT 11:59 P.M. (EASTERN TIME) ON THE EVENING OF FEBRUARY 8, 2018 UNLESS THE OFFER PERIOD IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

This letter is to inform you that PAVmed Inc. (the “Company”) is offering to holders of certain warrants to purchase 10,567,845 shares of common stock issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Series W Warrants”) the opportunity to exercise their warrants at a temporarily reduced cash exercise price of $2.00 per share of common stock, upon the terms set forth in the enclosed Offer to Exercise and the related Election to Participate and Exercise Warrants (collectively, together with any amendments or supplements thereto, the “Offer to Exercise”). All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

The Company expects to conduct a rights offering promptly following the expiration of this Offer to Exercise (the “Rights Offering”). In the Rights Offering, the Company will issue as a dividend to its stockholders one transferrable right for each share of the Company’s common stock outstanding. Each right will entitle its holder to purchase one unit, comprised one share of common stock and one Series Z Warrant. Each Series Z Warrant will entitle its holder to purchase one share of common stock. To the extent holders of Series W Warrants exercise their warrants in this Offer to Exercise, such holders will receive rights in the Rights Offering with respect to the shares of common stock received upon exercise.

Please furnish copies of the enclosed materials to your clients for whom you hold Series W Warrants registered in your name or in the name of your nominee. Enclosed with this letter are copies of the following documents:

1.	Offer to Exercise dated January 11, 2018;

2.	Election to Participate and Exercise Warrants, for your use in accepting the Offer and tendering Series W Warrants of your clients;

3.	Letter to Clients, for you to send to your clients for whose account you hold Series W Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer to Exercise;

4.	Prospectus relating to the Series W Warrants, if applicable; and

5.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary Agent for the Offer to Exercise.

Holders of Series W Warrants must make their own decision as to whether to tender their Series W Warrants and, if so, how many Series W Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exercise and the related Election to Participate and Exercise Series W Warrants, including the Company’s reasons for making the Offer.

SERIES W WARRANTS THAT ARE NOT TENDERED DURING THE OFFER PERIOD WILL THEREAFTER RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT EXERCISE PRICE OF $5.00 PER SHARE.

Investing in the Company’s securities involves a high degree of risk. See the section titled “Risk Factors” in the enclosed Offer to Exercise and in the Prospectus, if applicable, for a discussion of information that holders should consider before tendering Series W Warrants in this Offer.

Certain conditions of the Offer are described in “Description of the Offer to Exercise — Section 6. Conditions to the Offer to Exercise” of the Offer to Exercise. In order to be valid, tenders must be in proper form as described in “Description of the Offer to Exercise — Section 8. Procedures for Participating in Offer to Exercise and Exercising Series W Warrants” of the Offer to Exercise.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 P.M. (Eastern Time) on the evening of February 8, 2018 or such later time and date to which the Offer is extended.

If you or your clients tender Series W Warrants, the tendered Series W Warrants may be withdrawn before the Expiration Date and retained on their original terms by following the instructions in “Description of the Offer to Exercise — Section 10. Withdrawal Rights.” Under no circumstances will interest be paid on the exercise price of the Series W Warrants in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in issuing common stock upon the exercise of the Series W Warrants.

The Company will not pay any commissions to any broker, dealer, or other person (other than to the Depositary Agent, any information agent and any warrant solicitation agent engaged by the Company, as described in the Offer to Exercise) in connection with the solicitation of tenders of Series W Warrants pursuant to the Offer to Exercise. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer Materials to your clients.

Please direct questions or requests for assistance regarding this Offer to Exercise, Election to Participate and Exercise Series W Warrant, and Notice of Withdrawal or other materials, in writing, to the Depositary Agent at the following address.

Continental Stock Transfer & Trust Company

1 State Street Plaza, 30th Floor

New York, NY 10004

Attention: Reorganization Department

Telephone: (917) 262-2378

Facsimile: (212) 616-7610

Please direct requests for additional copies of this Offer to Exercise, Election to Participate and Exercise Series W Warrant, and Notice of Withdrawal or other materials, in writing, to the Company. The Company may be reached at:

PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Attention: Dennis McGrath, Chief Financial Officer
Telephone: (212) 949-4319
Email: dmm@pavmed.com
Facsimile:212-697-9877

The Offer to Exercise is not being made to, nor will tenders be accepted from or on behalf of, holders of Series W Warrants residing in any jurisdiction in which the making of the Offer to Exercise or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Sincerely,

Lishan Alkog, M.D.
Chairman & Chief Executive Officer
PAVmed Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, any information agent or warrant solicitation agent engaged by the Company, or the Depositary Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer to Exercise other than the enclosed documents and the statements contained therein.